THE ONE EXPERIENCE LLC

Unaudited Financial Statements For The Years Ending December 31, 2016 and 2017

October 19, 2018

Income Statement

The One Experience LLC

For the year ended December 31, 2016

Account	2016
Income	
Other Revenue	91,066.27
Sales	54,363.37
Service	6,987.00
Sponsor	2,809.68
Vendors	22,229.01
Total Income	**177,455.33**
Cost of Goods Sold	
Cost of Goods Sold	2,445.26
Total Cost of Goods Sold	**2,445.26**
Gross Profit	**175,010.07**
Operating Expenses	
Advertising	9,569.64
Art Cars, Tents, Instalations	4,574.84
Bank Service Charges	536.90
Cell, Internet services	5,504.13
Consulting & Accounting	901.16
Debts	75.00
Dues & Subscriptions	1,003.00
film service	3,610.00
General Expenses	99.70
Interaccount transfer	(881.68)
LcL	500.00
Legal Expenses	49.00
Location / Rent	18,742.53
Meals Entertainment	1,778.92
Misc	455.40
Office Expenses	170.29
Office Staff regular	12,378.49
Postage & Delivery	824.77
Press	5,517.00
Printing & Stationery	112.22
Production	29,587.21
Talent fees	56,414.90
Transpo Expenses	4,402.51
Travel	552.71
Utilities	47.22

Workshops, speakers	500.00
Total Operating Expenses	**157,025.86**
Operating Income	**17,984.21**

Other Income / (Expense)

Refund	973.15
Total Other Income / (Expense)	**973.15**
Net Income	**18,957.36**

Income Statement

The One Experience LLC

For the period January 1, 2017 to December 30, 2017

Account	Jan 1-Dec 30, 2017

Income

Other Revenue	193,910.50
Sales	215,079.60
Sponsor	3,000.00
Vendors	54,837.03
Total Income	**466,827.13**
Gross Profit	**466,827.13**

Operating Expenses

Advertising	4,675.44
Art Cars, Tents, Instalations	2,711.39
Bank Service Charges	1,051.85
Cell, Internet services	2,930.28
Consulting & Accounting	3,200.00
Flixcity	7,000.00
General Expenses	5,834.41
Interaccount transfer	1,393.06
LcL	2,500.00
Location / Rent	31,725.00
Marketing expenses	18,841.43
Marketing staff	26,700.00
Meals Entertainment	2,336.35
Medical	13,144.06
Misc	85.62
Office	2,975.00
Office Expenses	122.80
Office Staff regular	46,532.59
Operation Crew	29,237.00
Payroll Expense	58.00
Postage & Delivery	16.20
Power	21,835.00

Press	200.00
Printing & Stationery	769.39
Production	110,786.67
Refunding	2,345.75
Security	11,000.00
Talent fees	111,447.59
Transpo Expenses	3,516.24
Travel	215.95
Utilities	4.11
Vendorss	2,428.00
Website costs	1,539.40
Workshops, speakers	1,200.00
Total Operating Expenses	**470,358.58**
Operating Income	**(3,531.45)**

Other Income / (Expense)

Refund	1,255.01
Total Other Income / (Expense)	**1,255.01**
Net Income	**(2,276.44)**

Income Statement

The One Experience LLC

For the 3 years ended December 31, 2018

Account	2016-2018

Income

Financing	189,800.00
Other Revenue	302,445.33
Sales	361,623.22
Service	15,787.00
Sponsor	5,809.68
Vendors	90,816.04
Total Income	**966,281.27**

Cost of Goods Sold

Cost of Goods Sold	2,448.21
Total Cost of Goods Sold	**2,448.21**
Gross Profit	**963,833.06**

Operating Expenses

Advertising	32,637.54

Art Cars, Tents, Instalations	38,202.93
Bank Service Charges	2,032.10
Cell, Internet services	10,104.78
Commission	760.00
Consulting & Accounting	15,276.16
Debts	75.00
Dues & Subscriptions	1,089.61
film service	3,610.00
Flixcity	7,000.00
founder loanout	1,000.00
General Expenses	6,138.21
Installlations	500.00
Insurance	1,569.00
Interaccount transfer	2,116.38
LcL	3,200.00
Legal Expenses	549.00
Location / Rent	101,423.53
Marketing expenses	44,057.81
Marketing staff	46,455.00
Meals Entertainment	9,973.90
Medical	18,144.06
Misc	858.65
Office	10,800.00
Office Expenses	867.06
Office Staff regular	61,504.08
Operation Crew	44,975.63
Payroll Expense	903.62
Permits	446.33
Postage & Delivery	2,028.10
Power	28,718.00
Press	5,717.00
Printing & Stationery	2,120.74
Prodctn fest expenses	1,287.82
Production	159,535.37
production card expense	4,350.00
Programming	17,590.00
Refunding	2,834.32
Security	19,000.00
Storage	1,625.00
Talent fees	216,257.49
Transpo Expenses	10,277.07
Travel	4,822.48
Utilities	51.33
Vendorss	1,403.00
Website costs	1,719.20
Workshops, speakers	1,700.00
Total Operating Expenses	**947,307.30**
Operating Income	**16,525.76**

Other Income / (Expense)

Refund	2,268.16
Total Other Income / (Expense)	**2,268.16**
Net Income	**18,793.92**

Balance Sheet	
The One Experience LLC	
As at 31 December 2016	
	31 Dec 2016
Assets	
Cash and Cash Equivalents	
The one experience LLC PP	-$487.98
The One Experience, LLC	$19,317.35
Total Cash and Cash Equivalents	**$18,829.37**
Property, Plant and Equipment	
Computer Equipment	$131.98
Total Property, Plant and Equipment	**$131.98**
Total Assets	**$18,961.35**
Liabilities and Equity	
Equity	
Current Year Earnings	$18,957.36
Retained Earnings	$3.99
Total Equity	**$18,961.35**
Total Liabilities and Equity	**$18,961.35**

Balance Sheet
The One Experience LLC
As at 31 December 2017

	31 Dec 2017
Assets	
Cash and Cash Equivalents	
The one experience LLC PP	-$650.00
The One Experience, LLC	$672.93
Total Cash and Cash Equivalents	**$22.93**
Property, Plant and Equipment	
Computer Equipment	$131.98
Total Property, Plant and Equipment	**$131.98**
Total Assets	**$154.91**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Employee Tax Payable	-$4,312.50
Payroll Wages Payable	-$12,217.50
Total Current Liabilities	**-$16,530.00**
Total Liabilities	**-$16,530.00**
Equity	
Current Year Earnings	-$2,276.44
Retained Earnings	$18,961.35
Total Equity	**$16,684.91**
Total Liabilities and Equity	**$154.91**

Statement of Cash Flows

The One Experience LLC

For the year ended December 31, 2016

Account	2016
Operating Activities	
Receipts from customers	177,455.33
Payments to suppliers and employees	(159,471.12)
Cash receipts from other operating activities	973.15
Net Cash Flows from Operating Activities	**18,957.36**
Investing Activities	
Payment for property, plant and equipment	(131.98)
Net Cash Flows from Investing Activities	**(131.98)**
Net Cash Flows	**18,825.38**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	3.99
Cash and cash equivalents at end of period	18,829.37
Net change in cash for period	**18,825.38**

Statement of Cash Flows

The One Experience LLC

For the period January 1, 2017 to December 30, 2017

Account	Jan 1-Dec 30, 2017
Operating Activities	
Receipts from customers	466,827.13
Payments to suppliers and employees	(470,358.58)
Cash receipts from other operating activities	1,255.01
Net Cash Flows from Operating Activities	**(2,276.44)**
Financing Activities	
Other cash items from financing activities	(16,530.00)
Net Cash Flows from Financing Activities	**(16,530.00)**
Net Cash Flows	**(18,806.44)**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	18,829.37
Cash and cash equivalents at end of period	22.93
Net change in cash for period	**(18,806.44)**

THE ONE EXPERIENCE LLC NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

THE ONE EXPERIENCE LLC ("the Company") is an LLC formed under the laws of the State of New Mexico. The Company is producing a three day music festival.

The Company will conduct an equity crowdfund offering during the fourth quarter of 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising

The Company recognizes advertising expenses in the period incurred.

NOTE C – INCOME TAXES The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2017. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2017 will expire if unused after tax year 2037. The Company's 2017 federal tax filing will be subject to review by the Internal Revenue Service until 2021.

The Company is subject to Franchise Tax requirements in both the State of New Mexico and the State of California. The Company's Delaware tax filings for tax year 2017 will be subject to review by that State until the expiration of the statutory period in 2021. The Company's California tax filings for the year 2017 will be subject to review by that State until the expiration of the statutory period in 2022.

NOTE D – RELATED PARTY DEBT

There is currently $50,000 of loans that are currently outstanding. None are in penalty and are current.

NOTE E – CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

THE ONE EXPERIENCE LLC NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

NOTE F – SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 24th, 2018, the date that the financial statements were available to be issued.